SIDLEY AUSTIN LLP	BEIJING	NEW YORK
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LOS ANGELES

FOUNDED 1866

PRIVILEGED AND CONFIDENTIAL

April 29, 2011

VIA EDGAR

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendment to the Registration Statement on Form N-1A of BlackRock Funds (the “Trust”)

Dear Mr. Ganley:

     On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 164 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock India Fund (the “Fund”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on April 29, 2011.

     The Amendment is being filed for the purpose of completing the information required to be provided in the Registration Statement. We have reviewed the Amendment and represent that it does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

     The Amendment also contains the Trust’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 29, 2010 regarding the Trust’s Post-Effective Amendment No. 137 to its Registration Statement filed with the Commission on October 13, 2010 for the purpose of adding the Fund as a new series to the Trust. The Staff’s comments are described below and

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have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment 1: The investment objective as set forth in the prospectus currently contains strategy information. The Staff recommends that the strategy information be removed from the investment objective.

Response: The Fund respectfully declines to make this change. The Fund believes that the investment objective as presented in the prospectus accurately reflects the investment objective of the Fund.

Comment 2: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.

Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Fund refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A of BlackRock Global SmallCap Fund, Inc. (File Nos. 033-63399 and 811-07171) by Willkie Farr & Gallagher LLP, which discusses the Fund’s rationale for not deleting footnote 1 to the Fee Table.

Comment 3: Please confirm that no portion of the management fees will go to managing the Mauritius subsidiary (the “Subsidiary”). Additionally, please explain that the Fund is relying on a no-action letter or letters for having a non-registered adviser providing advisory services.

Response: The Fund confirms that no portion of the management fees will go to managing the Subsidiary. As disclosed in the prospectus (see “Details About the Fund – How the Fund Invests – Primary Investment Strategies”), although BlackRock Advisors, LLC (“BlackRock”) provides investment management and other services to the Subsidiary, BlackRock does not receive separate compensation from the Subsidiary for providing it with investment management services.

The advisory services are being provided to the Fund through BlackRock, an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”). However, BlackRock intends to utilize the investment expertise of its unregistered affiliates via a “participating affiliate” relationship. Therefore, the Fund is relying on the Uniao de Bancos de Brasileiros S.A. (publicly available July 28, 1992) (“Unibanco”) no-action letter, which addressed several aspects of the relationship between Unibanco, a major banking organization in Brazil that was not registered under the Advisers Act, and a subsidiary that registered under the Advisers Act and provided investment advisory services to U.S. clients. The Commission’s

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response set out the conditions to its determination not to require registration of the unregistered entities. The Commission subsequently issued a series of letters relating to factual situations that differed slightly from the Unibanco situation.1 The conditions in each are based on the principles set out in the Unibanco letter and are similar both substantively and in their technical requirements.

Comment 4: If the estimated expenses of the Fund are not expected to exceed the expense cap, delete the last two lines of the Fee Table titled “Fee Waivers and/or Expense Reimbursements” and “Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements” and delete the footnote describing the fee waiver arrangement.

Response: The Registrant respectfully declines to make the requested change. In the adoption of the recent amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”2 (emphasis added)

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table…”3 The final amendments to Form N-1A eliminated the

1 These letters include Mercury Asset Management plc (April 16, 1993); Kleinwort Benson Investment Management Limited (December 15, 1993); Murray Johnstone Holdings Ltd. (October 7, 1994); ABN AMRO Bank N.V. (July 1, 1997); and Royal Bank of Canada (June 3, 1998).

2 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).

3 Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

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requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table...” The Fund believes that the disclosure of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.

Comment 5: The prospectus states that the “Fund seeks to achieve its investment objective by investing at least 80% of its total assets in equity securities of Indian companies or in instruments with similar economic characteristics. An Indian company is one which is organized under the laws of, or with a principal office in, or for which the principal trading market for its securities is, India….” Please explain why having a principal office in India is an appropriate criteria and how such a company will be affected by the economic risks of India.

Response: The Fund believes that having a principal office in India is an appropriate criteria for determining if a company is an Indian company. In the adopting release for Rule 35d-1, the Commission required that an investment company with a name that suggests that its investments are focused in a particular country adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country.4

This is a change from the requirement as stated in the Commission’s proposing release, which defined securities tied economically to a particular country to be: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region (emphasis added); (ii) securities that are traded principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region.5 The Commission rejected this formulation because it had been persuaded by commenters that the test would be overly restrictive. However, the three criteria in the proposing release provide a reasonable basis for determining issuers that would qualify as an Indian company. The Fund therefore believes that a principal place of business or principal office in India is an appropriate criteria and that such issuer is tied economically to, and would necessarily be subject to the economic risks of, India.

4 Investment Company Names, Investment Company Act Release No. 24828 at Section II.A.2 (January 17, 2001) (final rule).

5 Investment Company Names, Investment Company Act Release No. 22530 at Section II.A.2, (February 27, 1997) (proposing rule).

April 29, 2011

Comment 6: The prospectus currently includes in the definition of equity securities “instruments whose price is linked to the value of common stocks.” What instruments would this include – swaps, structured notes, etc.? If the Fund intends to gain exposure to equity securities of Indian companies primarily through swaps, this should be disclosed in the prospectus.

Response: Instruments whose price is linked to the value of common stocks would include all derivatives. Although the Fund may invest in swaps, the Fund does not intend to gain exposure to equity securities of Indian companies primarily through swaps.

Comment 7: Consider deleting from the prospectus section “Fund Overview – Principal Investment Strategies of the Fund” the paragraph that reads, “The Subsidiary will seek to obtain a Category 1 Global Business License issued by the Financial Services Commission (“FSC”) of Mauritius as well as a tax residence certificate (“TRC”), issued by the Mauritius Revenue Authority.” This is more appropriate as Item 9 disclosure.

Response: The requested change has been made.

Comment 8: The list of principal risks currently includes “Investment Style Risk,” which states that the Fund will invest in both value and growth stocks. Please confirm that this statement is accurate. If so, please add appropriate disclosure under “Principal Investment Strategies of the Fund.”

Response: The Fund will invest in both value and growth stocks. The disclosure in “Fund Overview – Principal Investment Strategies of the Fund” has been revised to add the following language: “The Fund will invest primarily in the common stocks of companies that are selected for their growth potential and which are valued at a reasonable price. However, the Fund may also invest in value stocks.”

Comment 9: The fifth paragraph under “Fund Overview – Principal Investment Strategies of the Fund” reads as follows:

Fund management may, when consistent with the Fund’s investment objective, buy or sell options or futures on a security or an index of securities (commonly known as derivatives). The primary purpose of using derivatives is to attempt to reduce risk to the Fund as a whole (hedge), but they may also be used to maintain liquidity and commit cash pending investment. Fund management also may, but under normal market conditions generally does not, intend to use derivatives for speculation to increase returns.

April 29, 2011

However, the disclosure in the second paragraph of the same section states that the Fund will invest in equity securities, which include instruments whose prices are linked to the value of common stocks? This language seems to imply that the Fund may use derivatives for investment purposes, and not just to hedge. To the extent that this may be inconsistent, please clarify.

Response: The prospectus states that equity securities include instruments whose prices are linked to the value of common stock, which, as noted in response to Comment 6, includes all derivatives. The language in the fifth paragraph under “Fund Overview – Principal Investment Strategies of the Fund” is intended to clarify that, although the Fund may invest in derivatives, the primary purpose of using derivatives is to hedge, and that under normal market conditions, Fund management generally does not intend to use derivatives for speculation to increase return.

Comment 10: The summary risk disclosure is lengthy. Consider shortening the summary risk disclosure and providing expanded disclosure in the “Details About the Funds” section.

Response: The Fund believes that the summary risk disclosure is an appropriate length and, therefore, the summary risk disclosure has not been revised in response to this comment.

Comment 11: Under “Fund Overview – Portfolio Advisors,” please delete the column titled “Role.” This is not permitted under the Form N-1A.

Response: The Fund acknowledges that the disclosure provided in the column titled “Role” is not included in Form N-1A. However, because the Fund is relying on the Unibanco no-action letter (see response to Comment 3), the Fund believes that the information provided regarding the role of each portfolio advisor is important and comprehensive disclosure.

Comment 12: Please clarify what is meant by the term “non-discretionary advice”?

Response: The term “non-discretionary advice” means that the advice is non-binding. The Fund would prefer to continue using the term “non-discretionary advice” since that is the legal term typically used to describe an arrangement such as the one between BlackRock and DSP BlackRock. However, in response to the Staff’s comment, the prospectus has been revised to add the following sentence to clarify: “The non-discretionary advice provided by DSP BlackRock is in the form of recommendations to BlackRock that are not binding on the portfolio manager.”

Comment 13: With respect to the prior performance of BlackRock presented in the prospectus:

a.	Please state whether the Comparable Fund is a separate unit from BlackRock Global Funds. In other words, does the prior performance presented show the partial performance of a larger entity or is the Comparable Fund an independent unit that invests exclusively in India?

April 29, 2011

b.	Confirm that there are no other accounts or funds managed by BlackRock or by the same portfolio management team with an investment strategy substantially similar to the Fund. Please add a statement to this effect to the prospectus. Please clarify whether the Fund is relying on the Bramwell no-action letter or the series of Nicholas-Applegate no-action letters.

Response:

a.	The Comparable Fund is an independent unit that invests exclusively in India. It is a series of BlackRock Global Funds with its own investment objective and strategies.

b.

The prospectus has been revised to show the prior performance of India Fund, a sub-fund of BlackRock Global Funds (“BGF India Fund”), and BlackRock India Equity Fund. BGF India Fund and BlackRock India Equity Fund are the only accounts managed by BlackRock with investment objectives, policies and strategies substantially similar to those of the Fund. The Fund is relying on the series of Nicholas-Applegate no-action letters.

Comment 14: With respect to the Subsidiary, please respond to the following:

a.	Will the adviser of the Subsidiary have a Section 15 contract with the Subsidiary?

b.

Please describe the composition of the board of directors of the Subsidiary. Will it be an independent board of directors that complies with Section 10 of the 1940 Act? If not, please explain why the proposed composition of the board of directors of the Subsidiary is appropriate.

c.	Please have the Subsidiary sign the registration statement of the Trust with respect to the Fund.

d.	Please advise if the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

Response: With respect to the Subsidiary, please be advised as follows:

a.

Although the Fund does not believe that a Section 15 contract between the adviser and the Subsidiary is necessary for the reasons set forth below in response to Comment 14.b, the Subsidiary will be a party to the Fund’s Section 15 advisory agreement with BlackRock, which also serves as the adviser for the Subsidiary, for reasons relating to Mauritius law.

April 29, 2011

b.

The Subsidiary will, in lieu of complying with Section 10, have a board of directors that complies with a series of no-action letters issued by the Commission related to offshore subsidiaries of 1940 Act funds. Accordingly, the Subsidiary’s initial board will consist of two directors who also serve as non-interested members of the Trust’s Board of Trustees, one director who is an officer of the Trust and two Mauritius-based directors. Note that this arrangement could change in the future. As disclosed in the Registration Statement, the Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. Therefore, BlackRock, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary. The Fund’s Chief Compliance Officer oversees implementation of the Subsidiary’s policies and procedures, and makes periodic reports to the Board of Trustees of the Trust regarding the Subsidiary’s compliance with its policies and procedures. The Fund and Subsidiary test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Subsidiary complies with asset segregation requirements to the same extent as the Fund. As a result, although the Subsidiary does not have a board of directors that complies with the 1940 Act, the Subsidiary operates subject to the oversight of the Board of Trustees of the Trust.

c.

The Fund respectfully submits that the Subsidiary should not be required to sign the Fund’s registration statement. The Subsidiary is wholly-owned and controlled by the Fund and was established as a conduit for the investment of the Fund’s assets in India. The Subsidiary is treated as a disregarded entity for tax purposes. Investing in India through the Subsidiary is necessary to take advantage of the double tax avoidance treaty between India and Mauritius. Investment directly in India by a U.S. fund has significant adverse tax consequences for U.S. investors.

In the master-feeder context, the Commission has required the master fund to sign the registration statement of the feeder fund based on a co-issuer rationale pursuant to Rule 140. (See, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management (1992)). This rationale should not apply to the Fund or its Subsidiary. In a master-feeder structure the feeder fund invests all of its assets in the master fund but may not wholly own the master fund—often the feeder is not the sole feeder into the master. Because the master fund is not required to register under the Securities Act, the Commission has viewed the master fund as the co-issuer of the feeder fund’s securities in accordance with Rule 140 under the Securities Act, and, as co-issuer, the master fund has been required to sign the feeder fund’s registration statement. In the master-feeder context, the feeder is investing in the master in lieu of investing in a portfolio of

April 29, 2011

securities. In the Fund’s situation, it is investing in the Subsidiary as a means of investing in a portfolio of securities which it could not do otherwise without adverse tax consequences.

Rule 140, which is commonly known as the “co-issuer” rule, addresses the situation in which a person purchases the securities of an entity and sells its own securities to the public and thus could be regarded as being engaged in a distribution of that entity’s securities. That is not the case here. The Fund has acquired the securities of the Subsidiary not with a view to their distribution but rather to create an entity under its control for the purpose of making direct investments in India which the Fund cannot do itself without adverse tax consequences.

In a series of no-action letters,[6] the Commission, among other things, found that the investment in a foreign subsidiary by a registered investment company was not an indirect offering of the subsidiary’s shares in the United States in violation of Section 7(d) of the 1940 Act and further concurred that the subsidiary would not be required to register as an investment company. The facts in the no-action letter issued to South East Asia Portfolio (the “Portfolio”) are quite similar to the Fund’s. The Portfolio established a wholly-owned Mauritius subsidiary for the purpose of investing in India. The Commission granted its no action position based on the Portfolio’s being the sole beneficial owner of the subsidiary, the Portfolio’s control of the decision making process of the subsidiary, and the fact that the creation of the subsidiary would not result in the potential abuses that Section 7(d) was designed to address. The offering of the Portfolio’s shares would continue to have all the characteristics of an offering of a U.S. investment company and was not a direct or indirect offering by a foreign investment company. We submit that this is the situation here and that it is not appropriate to require the Subsidiary, a wholly-owned subsidiary that is disregarded for purposes of the 1940 Act and tax rules, to sign the Fund’s registration statement as a co-issuer of the Fund’s securities.

d.	The financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

* * * * * * * * * *

6 See, South East Asia Portfolio (pub. avail. March 12, 1997); Templeton Vietnam Opportunities Fund, Inc (pub. avail. September 10, 1996); The Spain Fund, Inc (pub. avail. May 28, 1988); and Thai Fund, Inc. (pub. avail. Nov. 30, 1987). In those letters, the staff took a no-action position where the parties requesting relief stated that the subsidiaries should not be viewed as investment companies for purposes of Section 12(d)(1) and that the offering by the funds did not constitute an offering by the subsidiaries in violation of Section 7(d).

April 29, 2011

     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

     Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted, /s/ Ellen W. Harris Ellen W. Harris

cc:	Aaron Wasserman Ben Archibald John A. MacKinnon